July 24, 2017

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Ms. Blye,

We are in receipt of your letter dated July 11, 2017, referring to our 20-F for the fiscal year ended December 31, 2016, and requesting us to provide further information to the SEC on a supplemental basis, with respect to business dealings with Sudan and Syria, countries that are currently on the United States list of state sponsors of terrorism.

As requested in your inquiry, we have focused our response on the financial years ended December 31, 2015 and 2016 as well as on the first six months of 2017 (the “Relevant Period”).

Compliance with U.S. Economic Sanctions and Export Controls

ABB has a comprehensive group-wide export control program and has established processes requiring that all exports, including those to Syria, be screened to ensure compliance with applicable U.S. and non-U.S. export control and sanctions regulations. ABB’s U.S. subsidiaries do not conduct any business with or in Syria.

During the Relevant Period, business with Sudan was prohibited by ABB internal regulations for all ABB subsidiaries.

We therefore believe that we comply with all U.S. economic sanctions and export controls regulations concerning those countries.

Business with Syria

Volume and type of ABB’s business with Syria

For a list of the types of products and services that ABB subsidiaries have provided to Syria for the Relevant Period, please refer to Annex 1 to this letter. As noted above, these products and services have been provided by ABB subsidiaries that are located outside of the U.S. and are not subsidiaries of U.S. companies. Some of the business ABB has done with or in Syria may have been with a government entity within the country such as a national or regional utility. ABB does not track the business it does with government entities separately from the business that it does with non-government entities. Therefore, it would be difficult to determine what, if any, business ABB has done with such governmental entities in the Relevant Period. However, ABB’s orders and revenues with Syria during the Relevant Period, which are set forth in Annex 2 to this letter, were insignificant relative to ABB’s total orders and revenues.

We expect our business with Syria going forward to remain at a similar low level to that during the Relevant Period. To the extent new business transactions are entered into with Syria in the future, we would expect those transactions to involve similar products and services to those that our subsidiaries provided during the Relevant Period to Syria.

Materiality of ABB’s business with Syria

ABB does not consider its operations in Syria  to be a material investment risk for our security holders in light of their potential impact upon ABB’s reputation and share value. As noted above ABB’s business in Syria is extremely small. After reviewing the size and nature of ABB’s business activities in Syria, ABB does not consider its business in that country to be material. As such, it remains ABB’s view that its dealings in Syria do not need to be further disclosed in its annual reports filed on Form 20-F beyond what ABB discloses in the Risk Factor section of such reports.

Commercial Control List / supply for military uses

To the best of our knowledge, during the Relevant Period ABB has not provided, and does not intend to provide, any U.S. products (including products on the Commercial Control List) to Syria. Furthermore, ABB’s policy is not to conduct business in the military sector in Syria and we are not aware that any of the products that we have supplied to Syria have been used for military purposes.

Business with Sudan

Volume and type of ABB’s business with Sudan

ABB did not conduct any business with Sudan during the Relevant Period.

Following recent political developments, ABB decided in July 2017 to allow its subsidiaries to conduct business with Sudan, subject in each case to strict review and approval processes. All such business will be conducted in accordance with applicable U.S. and non-U.S. export control and sanctions regulations. Revenues and volumes of such business are expected to be very low for the near future.

Conclusion

We trust you will find this letter responsive to your queries.

Yours sincerely,

ABB Ltd

/s/ Diane de Saint Victor	/s/ Richard A. Brown
Diane de Saint Victor General Counsel	Richard A. Brown Chief Counsel Corporate & Finance

Annex 1

Based on our internal financial reporting system, the main types of products and services that we supplied to Syria during the Relevant Period were as follows:

Medium Voltage Products, Protection and Connection, Building Products, Electrification Solutions, Drives, Turbocharging and Grid Integration

Annex 2

Based on our internal financial reporting system, we estimate that our revenues and volume of orders in Syria for the Relevant Period were as follows.

	Amounts in MUSD			Amounts as % of ABB Group
Syria	2015	2016	H1 2017	2015	2016	H1 2017
Orders	0.1	0.3	<0.1	<0.01%	<0.01%	<0.01%
Revenues	0.5	<0.1	<0.1	<0.01%	<0.01%	<0.01%